# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL & ASSOCIATES PROPERTIES INC, CIK 0000910612
CUSIP: 124830878
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2030 HAMILTON PLACE BVLD, SUITE 500, CBL CENTER, Chattanooga, Tennessee (TN), 37421
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-137000
Filed by CIK 0001837548

## Reporting persons
- Cetus Capital VI, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 358,694; shared voting power 0; sole dispositive power 358,694; shared dispositive power 0; aggregate amount beneficially owned 358,694 (1.17% of the class)
  Comment: Based on 30,749,272 shares of the Issuer's common stock outstanding as of November 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024.
- Littlejohn Opportunities Master Fund LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 92,701; shared voting power 0; sole dispositive power 92,701; shared dispositive power 0; aggregate amount beneficially owned 92,701 (0.3% of the class)
  Comment: Based on 30,749,272 shares of the Issuer's common stock outstanding as of November 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024.
- OFM II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 722,032; shared voting power 0; sole dispositive power 722,032; shared dispositive power 0; aggregate amount beneficially owned 722,032 (2.35% of the class)
  Comment: Based on 30,749,272 shares of the Issuer's common stock outstanding as of November 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024.
- VSS Fund, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,051; shared voting power 0; sole dispositive power 17,051; shared dispositive power 0; aggregate amount beneficially owned 17,051 (0.06% of the class)
  Comment: Based on 30,749,272 shares of the Issuer's common stock outstanding as of November 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024.

## Item 1. Issuer
Name of issuer: CBL & ASSOCIATES PROPERTIES INC
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd. Suite 500 Chattanooga, TN, 37421-6000

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, which is referred to herein as the "Reporting Persons".

(i) Cetus Capital VI, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates VI, L.P., a Delaware limited partnership.
(ii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.
(iii) OFM II, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company.
(iv) VSS Fund, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement.

## Signatures
- Cetus Capital VI, L.P.: /s/ Robert E. Davis, Littlejohn Associates VI, L.P., its general partner (02/12/2025)
- Littlejohn Opportunities Master Fund LP: /s/ Robert E. Davis, Littlejohn Opportunities GP LLC, its general partner (02/12/2025)
- OFM II, L.P.: /s/ Robert E. Davis, Littlejohn Opportunities GP II, LLC, its general partner (02/12/2025)
- VSS Fund, LP: /s/ Robert E. Davis, Littlejohn Opportunities GP LLC, its general partner (02/12/2025)